UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170276

DIVISION OF
CORPORATION FINANCE

February 27, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

Dear Ms. Ising:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Wells Fargo by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

February 27, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

The proposal urges the board to address whether the divestiture of all non-core banking business segments would enhance shareholder value and whether it should divide into a number of independent firms, and report on its analysis.

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on an extraordinary business transaction. Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Bartlett Naylor
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Bartlett Naylor (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

Resolved, that stockholders of Wells Fargo urge that:

1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all

> non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.
>
> 2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.
>
> 3. In carrying out its evaluation, the Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate. For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511.

Copies of the Proposal, including the Supporting Statement, and related correspondence with the Proponent are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

BACKGROUND

The Proposal requests certain actions be taken regarding the Company's "non-core banking business segments" and then defines those operations as "operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." However, due to the unique nature of the Company's structure, the Company's "non-core banking operations" (as defined in the Proposal) account for a small portion of the Company's business (less than approximately 10% of the Company's total revenue or total assets and only approximately 11% of the Company's employees). This is evident in the reports that Wells Fargo Bank, N.A. with FDIC Certificate No. 3511 (the "Bank") files with the FDIC as compared to the Company's filings with the Commission for the same period. *See* https://www5.fdic.gov/idasp/confirmation_outside.asp?inCert1=3511. Instead, the vast majority of the Company's assets, income, critical operations, core business lines, and critical services are within the Bank.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.") *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

A. The Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Here, the Proposal addresses the divestiture of "all non-core banking business segments" and defines "non-core banking operations" as "operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." As discussed below, this definition does not enable stockholders who are evaluating the Proposal to determine which aspects of the Company's operations constitute "non-core banking business segments," and the Supporting Statement does not otherwise define or clarify that term.

The Staff has permitted the exclusion under Rule 14a-8(i)(3) of stockholder proposals that—just like the Proposal—rely on a reference to an external source for a critical element of the proposal, when the proposal and supporting statement failed to sufficiently describe the substantive provisions of the external guidelines. Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G").

For example, in *The Boeing Corp.* (avail. Feb. 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition. . . ." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring with the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed). In contrast, the Staff did not concur in exclusion of some proposals referencing external standards when the reference either was not a prominent feature of the proposal or was accompanied by other language that, in the context of the specific proposals, sufficiently explained the action requested in the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the New York Stock Exchange director independence standard, the supporting statement in the proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal.

The Staff has applied this standard when concurring with the exclusion of proposals that rely on a statutory citation for a critical element of the proposal. For example, in *General Electric Co.* (avail. Jan. 15, 2015), the Staff concurred with exclusion of a proposal requesting that the company's board of directors establish a rule of separating the roles of CEO and chairman so that an independent director who has not served as an executive officer of the company serves as chairman. The proposal also gave the company "an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's nonindependence." Because the reference to "SEC Staff

Legal Bulletin 14C" was not described, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(3).

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy statement, noting that the quoted language represented a central aspect of the proposal and that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative").

A central aspect of the Proposal relies upon a reference that the Proposal does not define in a meaningful way. Specifically, the Proposal urges that the Company's Board study the divestiture of "all non-core banking business segments." The Proposal does not define this exact term, but states that "non-core banking operations" means "operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." This definition does not enable stockholders evaluating the Proposal to determine which of the Company's "banking business segments," are "core" and which are "non-core," because the meaning of "non-core banking operations" is dependent on understanding what operations are or are not conducted by the entity known as Wells Fargo Bank, N.A. The reference to the entity holding "FDIC Certificate No 3511" does not provide stockholders any understanding of which of the Company's banking businesses are considered "core" or "non-core" and thus does not explain what transactions the Proposal may contemplate. Thus consistent with the standard described in SLB 14G and the precedent in *General Electric*, *Dell Inc.*, *AT&T Inc.* and *Exxon Mobil Corp.*, the Proposal, by referring to "the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511" does not adequately inform stockholders of what they are being asked to vote on.

Moreover, the Supporting Statement does not address or clarify the Proposal's reference to "operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." In this respect, the Proposal differs materially from the proposal that the Proponent submitted and was considered by the Staff in *Bank of America Corp.* (avail. Mar. 17, 2005). The Staff refused to concur that the proposal in *Bank of America Corp.* was excludable under Rule 14a-8(i)(3) even though it referenced a similar external standard. However, the proposal considered in *Bank of America Corp.* was materially different from the Proposal. Specifically, the supporting statement elaborated on the substance of the proposal by stating, "We therefore recommend that the board explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making." Here, the Supporting Statement lacks that explanation and does not otherwise address which operations are conducted by "the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511," or what businesses would be divested if the "non-core banking business segments" were separated from that entity.

The "divestiture" of "all non-core banking business segments" is a central aspect of the Proposal, yet the Proposal and Supporting Statement fail to provide stockholders with the information necessary to understand these terms and the specific transactions the Company would need to study to successfully implement the Proposal. Without an understanding of which operations would constitute the Company's "non-core banking business segments," stockholders will be unable to determine the effect of implementing the matter that they are being asked to vote upon. Accordingly, under SLB 14G and the Staff's precedent, the Proposal is impermissibly vague and may be excluded in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because The Proposal Is Subject To Multiple Interpretations, Such That Neither Stockholders Nor The Board Would Be Able To Determine The Proposal's Specific Requirements.

The Staff has concurred that a stockholder proposal is excludable under Rule 14a-8(i)(3) where a material aspect of the proposal is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years," because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years.

Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (avail. Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant stockholders the right to call a special meeting of stockholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a stockholder right to call a special meeting with a stock ownership threshold that did not apply to stockholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to stockholders also be applied to "management and/or the board." *See also General Motors Corp.* (avail. Apr. 2, 2008) (concurring with the exclusion of a proposal requesting executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of [company]'s restructuring initiatives," where the company argued that stockholders would not know what six year period was contemplated under the proposal, as the company had undertaken several "restructuring initiatives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal requesting all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines where the relevant FASB standard "expressly allow[ed] the [c]ompany to adopt either of two different methods of expensing stock-based compensation" and the proposal failed to provide any guidance, making it impossible to determine which of the two alternative methods the company would need to adopt to implement the proposal).

Here, like the proposals in the precedents discussed above, the Proposal is impermissibly vague and indefinite, as it is subject to multiple interpretations, each of which contemplates different actions. The Proposal seeks a series of study sessions "to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms." As explained in the *Background* section above, the vast majority of the Company's assets, income, critical operations, core business lines, and critical services are conducted by what the Proposal refers to as "Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." As a result, the divestiture of all "non-core banking business segments" would require a very different corporate action than dividing the Company into a number of independent firms. Further, the Proposal does not make clear whether it is requesting that the Board study both divesting "non-core banking business segments" and dividing "into a number of independent firms," or whether it is requesting the Board to study each in the alternative (i.e., divest *or* divide). Each interpretation would lead to a very different outcome for the Board and stockholders. As a result, the language of the Proposal could be understood as requiring the study of any or all of the following:

- alternative restructuring strategies: one focused on divesting only the "non-core banking business segments" that account for approximately 10% of the Company's annual revenues, and one focused on dividing the whole of the Company, accounting for 100% of the Company's annual revenues, into various independent firms;

- a single restructuring strategy involving the divestment of "non-core banking business segments" by dividing those segments into a number of independent firms; or

- a single restructuring strategy involving the divestment of "non-core banking business segments" and the division of the remaining business segments into a number of independent firms.

The Supporting Statement provides no guidance as to which potential analysis the Proposal seeks. The Supporting Statement only asserts broad generalizations regarding the status of banks at the time of and immediately following the financial crisis, which it asserts were "too big to fail," "too big to jail," and "too big to manage." Although the Supporting Statement then states that the Proposal "should not be seen as prescriptive" and "merely urges an independent study," it does not elaborate on what is to be encompassed by the study (or studies), and instead refers only to vague objectives such as "whether it might more likely remain on the right side of the law under a trimmer organizational structure." In short, the Supporting Statement refers neither to divesting business segments nor dividing the Company, and thus provides the Company and stockholders no insight into the specific transactions the Proposal seeks to have the Board study.

The Proposal is distinguishable from the proposal at issue in *Exxon Mobil Corp.* (avail. Mar. 3, 2016), where the Staff did not concur in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the "company hire an investment bank to explore the sale of [the] company . . . includ[ing] a sale by dividing the company into major pieces to facilitate such a sale," where the company argued "major pieces" was vague. There, the proposal was specific in what it sought: the hiring of an investment bank to explore the company's sale. On the other hand, here, as discussed above, the Proposal addresses two different and distinct types of transactions with different focuses that could produce very different outcomes. As a result, the Proposal as a whole is vague and misleading, and if the Proposal were included in the 2017 Proxy Materials, the Company's stockholders voting on the Proposal and the Board would be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal relates to non-extraordinary transactions and thus implicates the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy, including that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

While the Proposal urges a series of study sessions and the release of a report rather than directly demand divestiture, the Staff has concurred that a stockholder proposal framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

The Staff has determined that similar proposals requesting that a company engage in non-extraordinary transactions relate to a company's ordinary business operations. For example, in *General Electric Co.* (avail. Jan. 22, 2001), the Staff concurred in the exclusion of a stockholder proposal providing that "GE take steps to divest itself of NBC." The Staff noted in particular that the proposal "relat[ed] to ordinary business operations (i.e., the disposition of a business or assets not related to GE's core products and services)." Similarly, in *PepsiAmericas Inc.* (avail. Feb. 11, 2004), the Staff concurred in the exclusion of a proposal urging the company to consider "examining ownership alternatives for $ 270 million of [the company's] value destroying European assets . . . [and] returning [the company] to the market for control," finding that the proposal "relat[ed] to ordinary business matters, (i.e., maximizing shareholder value, general compensation matters, and transactions involving non-core assets)." Furthermore, in *Associated Estates Realty Corp.* (avail. Mar. 23, 2000), a proposal requested that the company's board institute a business plan that may include the "[d]isposition of non-core businesses and assets" as part of a plan to maximize stockholder value. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) "because the proposal relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)." In *Pinnacle West Capital Corp.* (avail. Mar. 28, 1990), the Staff concurred with the exclusion of a proposal requesting divestment of the company's banking, real estate and other assets in order to enhance stockholder value, noting that the proposal "appears to deal with matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., the decision to separate [c]ompany assets not directly related to electric power production)."

The Staff also has agreed that proposals requesting that a company seek to enhance stockholder value by exploring the divestment or spin-off of one or more businesses fall within a company's ordinary course of business, and therefore are excludable under Rule 14a-8(i)(7), when the proposals implicated both extraordinary and non-extraordinary transactions. In *Telular Corp.* (avail. Dec. 5, 2003), a stockholder proposal requested the appointment of a committee of independent directors "to explore strategic alternatives for maximizing shareholder value . . . including, but not limited to, a sale, merger, spinn-off [*sic*], split-off or divestiture of the [c]ompany or a division thereof." The Staff concurred with the proposal's exclusion, noting that the proposal "appears to relate in part to non-extraordinary transactions." In *FPL Group, Inc. (Recon.)* (avail. Mar. 17, 1989), the proposal requested that the board take steps to separate Florida Power & Light Company and its subsidiary companies from all of the company's other subsidiaries. In concurring with the exclusion of the proposal under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), the Staff noted that the proposal "appears to deal with a matter relating to the conduct of the [c]ompany's ordinary business operations (i.e., the decision to divest operating units)"). Likewise, in *Sears, Roebuck and Co.* (avail. Feb. 7, 2000), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) because the proposal "appears to relate in part to nonextraordinary transactions," where the proposal requested that the company "hire an investment banking firm to arrange for the sale of all or parts of the [c]ompany" and the company argued that its board of directors could implement the proposal by "follow[ing] a course of action that is part of the usual or regular business operations of the [c]ompany: a sale of part of the [c]ompany." In contrast, a proposal is not excludable under Rule 14a-8(i)(7) if it relates *solely* to an extraordinary transaction. *See, e.g.*, *Viacom Inc.* (avail. Mar. 30, 2007) (Staff declined to concur in the exclusion of a proposal requesting a media company to divest a major film and television production and distribution studio "via sale or other extraordinary transaction"); *First Franklin Corp.* (avail. Feb. 22, 2006) (Staff did not concur in the exclusion of a proposal to engage the services of an investment banking firm to take all necessary steps to actively seek a sale or merger of the company); *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) (Staff declined to concur in the exclusion of a proposal to retain an investment bank in order to solicit offers for the company's stock or assets and "present the highest cash offer to purchase the [company's] stock or assets to the shareholders for their acceptance or rejection of such offer"); *Quaker Oats Co.* (avail. Dec. 28, 1995) (Staff declined to concur in the exclusion of a proposal requesting a food and beverage company to effect a transaction splitting the food and beverage businesses into "two separate and independent publicly owned corporations").

B. Analysis

The Proposal urges that the Company "conduct a series of study sessions . . . to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms." As noted above, the Company's "non-core banking operations" (based on the Proposal's definition using the referenced FDIC Certificate number) constitutes a small portion of the Company's business, as the vast majority of the Company's assets, income, critical operations, core business lines, and critical services are conducted by what the Proposal refers to as "the affiliate the corporation identifies as Wells Fargo Bank, N.A., which holds the FDIC Certificate No 3511." As a result, divesting the Company's "non-core banking operations" would involve relatively small business segments of the Company, such as the Company's real estate development, investment banking, insurance, and private equity businesses. Thus, the Proposal's request related to divesting "all non-core banking business segments" pertains to a non-extraordinary transaction. This is further evidenced by the fact that, due to the relatively small size of the "non-core banking business segments," the Company would not need stockholder approval to divest them pursuant to Delaware law, or under the Company's governing documents.

Because the Proposal relates to the Company engaging in a non-extraordinary transaction, it is similar to the proposals addressed in *PepsiAmericas*, *General Electric*, *Associated Estates Realty*, and *Pinnacle West Capital Corp.*, all of which the Staff found to be excludable under Rule 14a-8(i)(7) because they addressed the divestiture of non-core businesses or assets. As with proposals such as *Telular*, dealing with the "spinn-off [*sic*], split-off or divestiture" of a company's divisions, or proposals such as in *FPL Group*, addressing the decision to divest operating units, the Proposal's request for the evaluation of the divestment of "non-core banking business segments" implicates ordinary business matters. Moreover, even if the Staff viewed the Proposal as implicating an extraordinary transaction, as noted above the Proposal still also concerns a non-extraordinary transaction because of the limited scope of Company operations that fall into the Proposal's definition of "non-core banking business segments." Thus, as with the proposals that were excluded in *Telular Corp.* and *Sears, Roebuck & Co.* because they related to both extraordinary and non-extraordinary transactions, the Proposal is not limited to extraordinary transactions and thus may properly be excluded under Rule 14a-8(i)(7).

Finally, we note that the current instance is different from the scenario in *Bank of America Corp.* (avail. Mar. 17, 2015), in which the Staff was unable to concur that a similar, but distinguishable, proposal was excludable under Rule 14a-8(i)(7), noting that the proposal "focus[ed] on an extraordinary business transaction." In that instance, through its supporting statement, the proposal clearly indicated that it focused on an extraordinary transaction by recommending "that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making." The Proposal, on the other hand, makes no such statement. Moreover, in *Bank of America Corp*. the company argued that the transactions involved *could* be non-extraordinary transactions, as defined by the proposal. However, as discussed above, based on how the Company's business is structured, the Proposal seeks a non-extraordinary transaction. Thus, the Proposal may properly be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Bartlett Naylor

EXHIBIT A

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Thursday, September 15, 2016 12:16 PM
To: Augliera, Anthony R
Cc: Bart Naylor
Subject: Shareholder resolution (provided under 14a-8

September 2016

John G Stumpf
CEO
Anthony Augliera
Corporate Secretary
Wells Fargo & Co.

Via email

Dear CEO Stumpf and Corporate Secretary Augliera,

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Wells Fargo stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Wells Fargo stock presently with a representation from a brokerage firm.

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

"Resolved, that stockholders of Wells Fargo urge that:

1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.
2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.

3. In carrying out its evaluation, the Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate.

For purposes of this proposal, “non-core banking operations” mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Wells Fargo Bank, NA, which holds the FDIC Certificate No 3511

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Wells Fargo. As the financial crisis unfolded in 2008, Wells Fargo stock fell from $37 on September 1, 2008, to $12 on February 1, 2009. The crisis revealed that some banks were “too big.” They were “too big to fail,” in which their creditors were guaranteed; they were “too big to jail,” as Attorney General Holder confided that true justice for a mega-bank would lead to grave collateral consequences (leaving shareholder-funded fines as the chief penalty); and they were “too big to manage.” At Wells Fargo, roughly 5,300 employees of the community banking division perpetrated a massive fraud whereby they created some 2 million accounts for unwitting customers. Rather than sanction the community banking chief executive, Wells Fargo celebrated her tenure with a $125 million retirement package. Rather than acknowledging a management break-down, CEO John Stumpf blamed a minority of bad employees. He claimed there was no reason for the employees to commit the fraud. “There was no incentive to do bad things,” Stumpf told the Wall Street Journal.

Taking CEO Stumpf at his word, then, we believe he effectively argues that his firm is so large as to be unmanageable.

This proposal, which should not be seen as prescriptive, merely urges an independent study. Study is the bedrock of all investment decisions, a principle subscribed to by virtually all professional investors. For example, the Ontario Teachers Pension Plan states, “Our responsible investing approach includes consideration of a broad range of financial and non-financial factors.” Or take private equity firm Vestar Capital Partners: “We value transparency.”

Surely, Wells Fargo’s board should consider, given the urgency of its management problems, a study of whether it might more likely remain on the right side of the law under a trimmer organizational structure.

END

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
FISMA & OMB Memorandum M-07-16 Cell: (pls leave messages on email)
Email: bnaylor@citizen.org
Twitter: ***FISMA & OMB Memorandum M-07-16***

From:	Mary.E.Schaffner@wellsfargo.com
To:	bnaylor@citizen.org
Cc:	Willie.J.White@wellsfargo.com; anthony.augliera@wellsfargo.com
Subject:	Wells Fargo & Company--Stockholder Proposal Received on 9-15-2016-Notice of Deficiency
Date:	Friday, September 16, 2016 4:23:27 PM
Attachments:	EDOCS-#9450051-v1-Barlett_Collins_Naylor_Letter_(9-16-2016).PDF

Dear Mr. Naylor:

This email and the attached notice of deficiency letter will confirm that Wells Fargo & Company received the stockholder proposal for its 2017 annual meeting you submitted by email to the Corporate Secretary, and also brings to your attention per SEC rules the procedural deficiencies in your submission and the required timing for your response. An additional copy of this letter and enclosure is being sent to you via overnight courier.

The letter and attachments included with this email explain the nature of the deficiency and the required timing for your response, which should be sent to me, all as explained in the attached letter. For your convenience, I also provide below a live link to the DTC website included in the attached letter that you can use to confirm that your broker or bank is a DTC participant.

http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx

Mary E. Schaffner | Senior Vice President and Senior Company Counsel
Wells Fargo & Company | Law Department
90 South 7th Street | MAC N9305-173 | Minneapolis, MN 55402
Phone: 612-667-2367 | Fax: 612-667-5828| Email: mary.e.schaffner@wellsfargo.com

WELLS FARGO

Wells Fargo Law Department
1700 Wells Fargo Center-
N9305-173
90 South 7th Street
Minneapolis, MN 55402

Mary E. Schaffner
Senior Vice President and
Senior Company Counsel
Tel: 612/667-2367
mary.e.schaffner@wellsfargo.com

September 16, 2016

VIA OVERNIGHT MAIL & EMAIL
Bartlett Collins Naylor
Financial Policy Advocate
c/o Congress Watch, Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
Email: bnaylor@citizen.org

Dear Mr. Naylor:

I am writing on behalf of Wells Fargo & Company (the "Company"), which acknowledges it received on September 15, 2016, your stockholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including September 15, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including September 15, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including September 15, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including September 15, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including September 15, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 90 South 7th Street, MAC N9305-173, Minneapolis, MN 55402.

Alternatively, you may transmit any response by facsimile to me at 612-667-5828 or by email at mary.e.schaffner@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at 612-667-2367, or you may contact Willie J. White, my colleague in the Wells Fargo Law Department, at 704-410-5082. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Mary E. Schaffner

Mary E. Schaffner
Senior Vice President and
Senior Company Counsel

c: Willie J. White, Esq.

MES/k
Enclosures

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Monday, September 19, 2016 1:34 PM
To: Schaffner, Mary (Legal)
Cc: White, Willie J.; Augliera, Anthony R
Subject: RE: Wells Fargo & Company--Stockholder Proposal Received on 9-15-2016-Notice of Deficiency

Please see attached.

If you have questions, please email me. I would be happy to arrange a telephone call with my Schwab account representative, to show you my brokerage statement, to show you my first purchase price and date (1999—down two thirds since then; ouch!). I expect you to further contest this, and to file a no-action request, (at shareholder expense), which I will argue simply evinces a disconnection with the interests of shareholders.

Thanks for your interest.

From: Mary.E.Schaffner@wellsfargo.com [mailto:Mary.E.Schaffner@wellsfargo.com]
Sent: Friday, September 16, 2016 4:17 PM
To: Bart Naylor
Cc: Willie.J.White@wellsfargo.com; anthony.augliera@wellsfargo.com
Subject: Wells Fargo & Company--Stockholder Proposal Received on 9-15-2016-Notice of Deficiency

Dear Mr. Naylor:

This email and the attached notice of deficiency letter will confirm that Wells Fargo & Company received the stockholder proposal for its 2017 annual meeting you submitted by email to the Corporate Secretary, and also brings to your attention per SEC rules the procedural deficiencies in your submission and the required timing for your response. An additional copy of this letter and enclosure is being sent to you via overnight courier.

The letter and attachments included with this email explain the nature of the deficiency and the required timing for your response, which should be sent to me, all as explained in the attached letter. For your convenience, I also provide below a live link to the DTC website included in the attached letter that you can use to confirm that your broker or bank is a DTC participant.

http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx

MARY E. SCHAFFNER | SENIOR VICE PRESIDENT AND SENIOR COMPANY COUNSEL
WELLS FARGO & COMPANY | LAW DEPARTMENT
90 South 7th Street | MAC N9305-173 | Minneapolis, MN 55402
Phone: 612-667-2367 | Fax: 612-667-5828 | Email: mary.e.schaffner@wellsfargo.com

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